Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus

Supplement, dated September 4, 2014

to Prospectus, dated April 1, 2013

Registration No. 333-187646

Invesco Mortgage Capital Inc.

7.75% Fixed-to-Floating Series B Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 Per Share)

Final Pricing Term Sheet

September 4, 2014

Issuer:	Invesco Mortgage Capital Inc.

Securities Offered:	7.75% Fixed-to-Floating Series B Cumulative Redeemable Preferred Stock (the “Series B Preferred Stock”)

Shares Offered:	6,000,000 shares

Over-Allotment Option:	900,000 shares

Trade Date:	September 4, 2014

Settlement and Delivery Date:	September 11, 2014 (T+5)

Public Offering Price:	$25.00 liquidation preference per share; $25.00 in aggregate liquidation preference (assuming the over-allotment option is not exercised)

Underwriting Discount:	$0.7875 per share; $4,725,000 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses:	$24.2125 per share; $145,275,000 total (assuming the over-allotment option is not exercised)

Dividend Rate:

From September 11, 2014 to, but excluding, December 27, 2024: 7.75% per annum of the $25.00 liquidation preference ($1.9375 per annum per share)

From December 27, 2024 and thereafter: A floating rate equal to three-month LIBOR (as defined in the Preliminary Prospectus Supplement) as calculated on each applicable date of determination (as defined in the Preliminary Prospectus Supplement) plus a spread of 5.18% per annum based on the $25.00 liquidation preference.

Dividend Payment Date:

The 27th day of each March, June, September and December (or if any dividend payment date is not a business day, the next succeeding business day), commencing on December 27, 2014.

The first dividend on the Series B Preferred Stock sold in this offering will be payable on December 27, 2014 and will be for more than a full quarter, covering the period from September 11, 2014 through but excluding December 27, 2014, or $0.57049 per share.

Dividend Record Date:	The fifth day of the calendar month, whether or not a business day, in which the applicable dividend payment date falls; the first dividend record date will be December 5, 2014.

Liquidation Preference:	$25.00 per share

Optional Redemption:	Not redeemable prior to December 27, 2024, except under circumstances intended to preserve the Issuer’s qualification as a REIT for federal income tax purposes or as otherwise described in the Preliminary Prospectus Supplement. On and after December 27, 2024, the Issuer may, at its option, redeem the Series B Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date fixed for redemption.

Conversion Rights:

Share Cap: 2.89184

Exchange Cap: Subject to certain adjustments, the aggregate number of shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable or deliverable, as applicable, in connection with the exercise of a Change of Control Conversion Right will not exceed 17,351,040 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to proportionate increase to the extent the underwriters’ over-allotment option to purchase additional shares of Series B Preferred Stock is exercised, not to exceed 19,953,696 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable).

Proposed NYSE Listing Symbol:	IVR PrB

CUSIP:	46131B 407

ISIN:	US46131B4077

Joint Lead Book- Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC

The Issuer has filed a registration statement on Form S-3ASR (Registration No. 333-187646), including a base prospectus dated April 1, 2013 and a preliminary prospectus supplement, dated September 4, 2014, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Morgan Stanley & Co. LLC toll-free at 1-866-718-1649; Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322; or UBS Securities LLC toll-free at 1-877-827-6444 ext. 561-3884.